

August 12, 2010

Igor Svishevskiy, President
Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

    RE: **Dragon Beverage, Inc.**
       **Amendment No. 4 to Registration Statement on Form S-1**
       **Filed August 3, 2010**
       **File No. 333-165863**

Dear Mr. Svishevskiy:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Quality Control, page 30

1. Inasmuch as the company does not have a contract with Market Beverage Group and it is not known when a contract will be executed, it is not clear how the company plans to "inspect the production facilities of Market Beverage Group, Inc. and monitor its product quality." Please revise to clarify that there is no assurance that the company will be able to inspect or monitor the production facilities of Market Beverage Group since there is no contract with Market Beverage.

Financial Statements, page 41

Unaudited financial statements for the period from December 19, 2008 (Date of inception) through March 31, 2010, page F-1 to F-4

Financial Statement Updating

2. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,


John Reynolds,
Assistant Director


cc: via fax to Ryan Alexander, Esq.
        (702) 868-3312